December 14, 2006	TSX & AIM: KGI

KL Gold Exploration Team Win Ontario Prospector Of The Year Award;
Additional Drilling To The South Returns 1.99 Ounces Of Gold Over 25 Feet

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce that the Prospector of the Year award for 2006 has been awarded to Mike Sutton and Stewart Carmichael, the Company’s exploration leaders, by the Ontario Prospectors Association. This award recognizes the most significant new discovery made in the province of Ontario.

The award was made for the discovery of a new system of high grade sulphide hosted gold zones - including the New South, White Zone and the Lower D found to the south of the historic quartz vein Main Break in the Kirkland Lake Camp. To date more than 16 zones of mineralization have been identified with recent drill intercepts as high as 5.57 ounces of gold per ton over 50 feet.

“We are excited at the recognition our exploration team has received from their peers with the Prospector of the Year award,” said Harry Dobson, Company Chairman. “One simple comparison that reveals the high grade nature of these new zones is that, whereas 10% of the drill holes on the Main Break system have values above the cut of 3.5 ounces, 65% of the drill holes in the new discoveries have values above 3.5 ounces”.

The Company has received assays for 14 additional drill holes completed from new drill bays on the 5300 level cross cut. The Company continues to intersect multiple zones of mineralization. Of significance is drill hole 53-495 which intersected 1.99 ounces of gold per ton (“opt”) uncut (1.58 opt cut) over a core length of 25.2 feet, the true width of which is estimated at 11.7 feet. Multiple ore-grade intersections continue to be intersected in most of the reported drill holes.

Highlights of the current results:

•	Of the 14 holes reported, ten have returned ore-grade intersections on various zones.
•	The intersection in 53-495 may represent the junction point between the recently discovered “White Zone” and possibly the “New South Zone” 100 feet above the 5300 level.
•
The intersection on the #7 Break in drill hole 53-480 (3.83 opt over a core length of 1.2 feet) is located 191 feet above the 5300 cross cut. The #7 Break is now showing both a vertical and horizontal extent of 600 feet, open both to the east and to depth.

•
The second intersection in drill hole 53-480 which returned 1.44 opt (uncut) or 1.02 opt (cut) over a core length of 9.0 feet is interpreted to be on the Lower D North Hangingwall Zone and is located 258 feet above the cross cut. This is the highest intersection to date on this zone and the zone remains open in all directions.

•
The #7 Break intersection in drill hole 53-483, which returned 5.44 opt (uncut) or 1.51 opt (cut) over a core length of 8.0 feet included a 1.1 foot interval which assayed 26.75 opt. This intersection is located 106 feet west of previously reported drill hole 53-482 which assayed 24.67 opt uncut (1.63 opt cut) and included a 1.0 foot interval which assayed 58.80 opt over a core length of 1.0 feet (see press release dated October 3rd, 2006). Both intersections are located between 95 and 110 feet below the 5300 cross cut.

•
Drill hole 53-494 was drilled to test the mineralized contacts of the New South Zone. The hole assayed 1.11 opt over a core length of 58.5 feet but was drilled along the contact and has minimal true width.

A full listing of the 14 drill holes may be viewed on the Company’s website.

The following table summarizes some of the latest drilling program results. (Imperial values)

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
53-495	White Zone Incl. and	173.3 181.0 192.0	198.5 183.5 194.0	+30	070	1.99/25.2’ CL= 11.7’ TW, Uncut 1.58/25.2’ CL = 11.7’ TW, Cut 4.19/2.5’ CL = 1.1’ TW, VG 6.35/2.0’ CL = 0.9’ TW, VG
53-480	#6 Break ?? #7 Break Lower D HW Incl.	100.8 149.5 210.0 283.0 284.5	101.8 156.3 211.2 292.0 285.5	+61	176	1.53/1.0’ CL = 0.9’ TW 0.22/6.8’ CL = ??TW, VG 3.83/1.2’ CL = 0.9’ TW 1.44/9.0’ CL = 8.1 TW, Uncut 1.02/9.0’ CL = 8.1 TW, Cut 7.36/1.0’ CL = 0.9’ TW
53-483	#7 Break Incl. and Lower D North HW?	262.0 265.0 266.6 405.0	270.0 266.6 267.7 407.4	-18	133	5.44/8.0’ CL = 4.8’ TW, Uncut 1.51/8.0’ CL = 4.8’ TW, Cut 7.18/1.6’ CL = 1.0’ TW, VG 26.75/1.1’ CL = 0.7’ TW, VG 1.10/2.4’ CL = 1.4’ TW, VG
53-488	New New Incl.	223.0 624.9 625.9	231.5 627.0 627.0	+40	127	0.49/8.5’ CL = ?? TW 3.35/2.1’ CL = ?? TW, Uncut 1.99/2.1’ CL = ?? TW, Cut 6.10/1.1’ CL = ?? TW, VG
53-494	White Zone ? New South ? Incl. and	472.0 620.0 622.9 673.9	480.5 678.5 624.7 676.9	0	70	0.46/8.5’ CL = 2.5’ TW 1.11/58.5’ CL = ~6.8’ TW, Uncut 0.83/58.5’ CL = 6.8 TW, Cut 6.23/1.8’ CL = 0.2’ TW, VG 7.35/3.0’ CL = 0.3’ TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 oz/ton

The following table summarizes some of the latest drilling program results. (Metric values)

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
53-495	White Zone Incl. and	52.8 55.2 58.5	60.5 55.9 59.1	+30	070	68.2/7.7m CL= 3.6m TW, Uncut 54.2/7.7m CL = 3.6m TW, Cut 143.7/0.7m CL = 0.3m TW, VG 217.7/0.6m CL = 0.3m TW, VG
53-480	#6 Break ?? #7 Break Lower D HW Incl.	30.7 45.6 64.0 86.3 86.7	31.0 47.7 64.4 89.0 87.0	+61	176	52.5/0.3m CL = 0.3m TW 7.5/2.1m CL = ??TW, VG 131.3/2.1m CL = 0.3m TW 49.4/2.7m CL = 2.5m TW, Uncut 35.0/2.7m CL = 2.5m TW, Cut 252.3/0.3m CL = 0.3m TW
53-483	#7 Break Incl. and Lower D North HW?	79.9 80.8 81.3 123.5	82.3 81.3 81.6 124.2	-18	133	186.5/2.4m CL = 1.5m TW, Uncut 51.8/2.4m CL = 1.5m TW, Cut 246.2/0.5m CL = 0.3m TW, VG 917.2/0.3m CL = 0.2m TW, VG 37.7/0.7m CL = 0.4m TW, VG
53-484	#7 Break New	85.4 198.9	86.6 199.7	-18	156	30.2/1.2m CL = 0.6m TW, VG 20.9/0.8m CL = ??TW
53-488	New New Incl.	68.0 190.5 190.8	70.6 191.2 191.2	+40	127	16.8/2.6m CL = ?? TW 114.8/0.7m CL = ?? TW, Uncut 68.2/0.7m CL = ?? TW, Cut 205.7/0.4m CL = ?? TW, VG
53-494	White Zone ? New South ? Incl. and	143.9 189.0 189.9 205.5	146.5 206.9 190.5 206.4	0	70	15.8/2.6m CL = 0.8m TW 38.1/17.9m CL = ~2.1m TW, Uncut 28.5/17.9m CL = ~2.1m TW, Cut 213.6/0.6m CL =~0.1m TW, VG 7.35/0.9m CL = 0.1m TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 120 grams/tonne

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties - Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves - in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been verified (including sampling, analytical and test data) by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators). Mr. Sutton has supervised the preparation of the data that forms the basis for the disclosure in this news release.

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(Hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve and resource report prepared by Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated July 18, 2006.  Both of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com Website- www.klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com
Chelsea Hayes Pelham Public Relations Phone 020 7743 6675 E-mail: chelsea.hayes@pelhampr.com

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has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.